Exhibit (a)(15)

May 9, 2003

Dear Wegener Corporation Stockholder:

      By now you should have received the response of Wegener Corporation’s board of directors to our all cash, premium offer to you, Wegener’s stockholders. Our offer is for $1.55 per share, a full 70% above trading prices prior to our offer. We hope that you are just as outraged as we are with the measures taken by the board and management — measures designed to line the pockets of management, while at the same time preventing you from obtaining fair value for your stock.

      It is ironic that your Board has just now, in the face of our offer to you, swung into action — to prevent you from accepting our premium price! According to their public filings, last year your board met as a collective body (including by telephone) only ONCE! And, did you know an investment of $10,000 in Wegener five years ago was worth just $2,850 prior to our offer? Does this sound like a board that is concerned with the state of Wegener or the maximization of your investment? Isn’t it time that you let the board know how upset you are with their past complacency and recent actions to stifle shareholder democracy?

      The names, email addresses and phone numbers of your board are attached. Please consider asking your board and management the following:

1. Why did you just adopt severance agreements designed to result in payouts of potentially millions of dollars for senior executives in connection with Radyne ComStream’s offer (we are guessing at these amounts since Wegener was careful not to disclose them).

2. Why did you adopt corporate measures designed to prevent stockholders from obtaining, in the aggregate, almost $8 million in premiums over the stock price management has been able to muster in the marketplace, a trading price that management has admitted is a source of frustration: “Our stockholders no doubt have shared our frustration [over] historical trading prices.”

3. Why does management think it can raise the stock price after years of declining or flat revenues and earnings? They point to introductions of new products and technologies, but their own disclosures recognize that:

“[T]he Company’s actual results could differ materially from expected or inferred results,” and “[T]he Company’s current expectations and assumptions...are subject to a number of risks and uncertainties, including but not limited to customer acceptance and effectiveness of the Company’s new products.”

      THE BOARD HAS ADOPTED A “JUST SAY NO” DEFENSE STRATEGY. HELP US HELP YOU — JUST SAY “NO” TO THEIR SELF-INTERESTED ACTIONS!

      To elaborate, let’s discuss our offer and your board’s actions.

Attractive Price

      We believe that $1.55 per share is a full and fair price for Wegener’s stock. Again, we point out that the offer price represents a 70% premium to the average closing price of Wegener common stock over the 30 trading days preceding the announcement of our offer. According to a recent survey conducted by a national investment banking firm, from 1994 to 2000 median premiums were just 30.7% in transactions of this type, relative to the preceding 30 days trading average. Our offer is more than double this amount.

      In its public statements, Wegener has suggested that the current market price of its stock does not accurately reflect its true value or the potential commercial value of Wegener’s products. Wegener also urges you to permit management to continue to attempt to execute on its business plan. Why should you, when they have had plenty of opportunities in the past, and failed?

      Wegener’s management is asking you for more time to allow it to promote and sell its latest set of products. Time and time again over the past several years it has had this opportunity. The result? A stock price under $1.00 until we showed up. To provide specific examples, on February 27, 2003 and April 8, 2003, Wegener issued press releases officially unveiling two of the new products that it is touting to justify its recent actions — the UNITY4650 IRD® and the MediaPlan i/o®. According to the Company’s April announcement, MediaPlan i/o® completed the Company’s new and improved suite of products. This exciting news was embraced not by enthusiastic support and a corresponding increase in the stock price, but by utter indifference. In fact, the stock price actually declined.

Failed Promises

      It is worth highlighting that management’s undistinguished record has manifested itself in Wegener’s financial numbers and results of operations. As the adage goes, numbers don’t lie.

      For the six months ended February 28, 2003, the company’s revenues were down 23% and only two customers accounted for nearly half of these revenues. And, of the company’s backlog, just one customer accounted for nearly 75%. According to management, this precarious trend of relying on just a few large customers is actually part of its ongoing strategy and a component of the business plan they promise will garner greater value than what Radyne ComStream offers you today, in cash! Additionally, in the same latest six-month period, Wegener lost $250,000. This poor performance is not a recent, isolated situation. It is an annual trend.

Wegener Corporation Results of Operations

	For the six months
	ended February 28,
	2003	2002	2001	2000	1999	1998

	(in thousands)

Revenues	$9,164	$23,459	$20,353	$22,894	$25,259	$34,255

Net earnings	-$ 252	$808	-$ 1,976	-$ 3,329	$213	$2,760

      You are being forced to forego receiving cash today at a premium to a stock price that has been consistently low and stagnant. In return, you are asked to stake your investment on the dubious claims of a management team that has, to date, delivered only unfulfilled promises and a poor record of performance.

Questionable Fairness Opinion

      We also believe that the “fairness” opinion of the financial advisor hired by the board is unreliable for the following reasons:

•	The lion’s share of their $200,000 fee was payable only after receipt of the opinion. This clearly calls into question the independence of the advisory firm;

•	The opinion was apparently prepared in just four business days;

•	The advisor based its opinion on projections and forecasts provided by management that it “assumed” were capable of being achieved.

•	The advisor did not opine as to, nor apparently ever investigate, the reasonableness of management’s projections and forecasts;

•	Wegener has scrupulously not publicly released these projections or forecasts to you; and

•	Wegener has not commented on what price it believes would be “fair” to stockholders from a financial point of view.

      We remain convinced that the price we offer is eminently fair. Moreover, we are confident that the $1.55 cash premium we are offering will not be achieved in the marketplace in the foreseeable future by this management team.

Damaging Anti-Takeover Devices

      Robert Placek, your Chief Executive Officer, stated in his most recent press release that our offer only serves to “waste resources that could otherwise be deployed to enhance stockholder value.” The truth of the matter is that Radyne is offering you greater stockholder value than management has been able to deliver you. Moreover, consider the irony of this statement in light of recent board actions, measures that will truly waste Wegener’s — and, ultimately, your — assets:

•	Large severance packages that, if triggered, would provide management with payouts equal to 250% of their salary and bonus, resulting in the receipt by management of potentially millions of dollars. This self-serving package would effectively put money into the pockets of management otherwise set aside for you, impeding our ability to increase our cash offer;

•	Additionally, the severance agreements provide management with the ability to force the company to repurchase their options. This modification may result in an immediate compensation charge to Wegener’s earnings, as well as ongoing charges — charges that did not exist prior to adoption of the severance packages. Is this a board focused on improving earnings?;

•	A poison pill instrument that can’t be fully implemented in any traditional sense, likely requiring a stripping out of company assets, and that seems to exempt Mr. Placek, the CEO, from any negative consequences; and

•	Bylaw amendments that serve only to make it more difficult for you (and us) to exercise our rights as stockholders of the company.

We Offer Immediate Realization of Value

      Wegener’s assertion that its business plan will deliver greater value to you than our offer is unsupported and highly unlikely given management’s track record. In order to achieve a stock price of $1.55 from its pre-offer trading price of $0.89, Wegener would have to increase its stock price by an average annual rate of 33% over the next two years.

Do you really believe that Wegener’s management will be successful in fulfilling its promises, when it has not produced any tangible benefit to stockholders in years? The alternative that Radyne ComStream is offering is both tangible and simple — cash today at an enormous premium to a stagnant market price.

      We urge you to call upon your board of directors to act in your best interest and allow you to make a choice to tender in our offer, free of their legal maneuvers. We ask your board publicly to agree that, if sufficient shares are tendered such that our minimum condition is satisfied, Wegener Corporation will fully cooperate with Radyne ComStream and take steps within its control to facilitate the consummation of our offer and a subsequent merger. Remember, the stock we seek to purchase belongs to you, not the board or management.

      If you have any questions about our offer, please call me or our CFO, Rich Johnson, at (602) 437-9620, or Georgeson Shareholder Communications, Inc., for banks and brokers at (212) 440-9800; for all others (toll free) at (866) 203-9357.

Very truly yours,

/s/ Robert C. Fitting
Robert C. Fitting
Chief Executive Officer

cc:	Wegener Corporation Board of Directors

(1)	Robert A. Placek — Chairman, CEO & President, rplacek@wegener.com, 770.814.4010

(2)	C. Troy Woodbury, Jr. — Chief Financial Officer & Treasurer, cwoodbury@wegener.com, 770.623.0096

(3)	Ned L. Mountain — Executive Vice President of WCI, nmountain@wegener.com, 770.814.4000

(4)	Wendell Bailey — Director, info@wegener.com, 770.814.4000

(5)	Joe K. Parks — Director, info@wegener.com, 770.814.4000

(6)	Thomas G. Elliot — Director, info@wegener.com, 770.814.4000